EXHIBIT 3.1

AMENDMENT TO THE BYLAWS

OF

GPS INDUSTRIES, INC.

The Bylaws of GPS Industries, Inc., a Nevada corporation, are hereby amended and supplemented with a new Article XI as follows:

ARTICLE XI

The Nevada Control Share Acquisition Act shall not apply to the shares of Series B Convertible Preferred Stock and warrants issued pursuant to that certain Securities Purchase Agreement entered into on November 13, 2006 by the Corporation and the buyers listed therein.”